Oculis Holding AG

Bahnhofstrasse 7

CH-6300

Zug, Switzerland

February 2, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Li Xiao
Daniel Gordon
Daniel Crawford
Ada D. Sarmento

Re:	Oculis Holding AG
Registration Statement on Form F-4
File No. 333-268201

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oculis Holding AG, a stock corporation (Aktiengesellschaft) incorporated and existing under the laws of Switzerland (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form F-4 (File No. 333-268201), as amended, to 4:00 p.m. Eastern Time on February 3, 2023, or as soon as practicable thereafter.

The Registrant hereby authorizes Derek Dostal of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Derek Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 or derek.dostal@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Eduardo Bravo Fernandez de Araoz

Eduardo Bravo Fernandez de Araoz, Principal Executive Officer, Oculis Holding AG

cc:	Derek Dostal, Davis Polk & Wardwell LLP